# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Social Commerce Partners Corp, CIK 0002083143
CUSIP: G8254P103
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: 71 Fort Street, PO Box 500, George Town, Grand Cayman, Cayman Islands (E9), KY1-1106
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001539041

## Reporting persons
- Picton Mahoney Asset Management: type of reporting person: partnership (PN); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 575,000; shared voting power 0; sole dispositive power 575,000; shared dispositive power 0; aggregate amount beneficially owned 575,000 (5.56% of the class)

## Item 1. Issuer
Name of issuer: Social Commerce Partners Corp
Address of issuer's principal executive offices: 71 Fort Street, PO Box 500, George Town, Grand Cayman, CAYMAN ISLANDS, KY1-1106

## Item 2. Person Filing
Name of person filing: Picton Mahoney Asset Management
Address of principal business office or, if none, residence: 33 Yonge Street #320
Citizenship: CANADA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Investment Fund Manager

## Item 4. Ownership
Amount beneficially owned: 575000
Percent of class: 5.56
Sole power to vote or to direct the vote: 575000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 575000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Investment Fund Manager is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Picton Mahoney Asset Management: Ahsan Ahmed, Chief Compliance Officer (10/20/2026)
Comment: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.